Exhibit 99.1

Kazia Therapeutics Announces Pricing of

$50.0 Million Private Placement of Equity Securities

Sydney, Australia / PRNewswire / December 2, 2025 / Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, today announced that it has entered into a securities purchase agreement with certain established institutional and accredited investors for a private placement of equity securities (PIPE). Pursuant to the securities purchase agreement, the Company agreed to offer and sell to the investors an aggregate of approximately $50.0 million of ordinary shares and prefunded warrants, at a purchase price per share that is the equivalent of $5.00 per ADS, each ADS representing 500 ordinary shares. The PIPE is structured as a straightforward equity investment with no common warrant coverage. The PIPE financing was led by healthcare-dedicated investors including Adar1 Capital Management LLC, Ikarian Capital LLC, Stonepine Capital Management, Velan Capital Investment Management LP, and Revach Capital Management, LLC, alongside existing shareholders, including Jorey Chernett. The transaction is expected to close on Wednesday, December 3, 2025, subject to customary closing conditions.

Konik Capital Partners, LLC is acting as the exclusive placement agent for the PIPE.

The net proceeds to the Company from the PIPE are expected to be approximately $46.5 million, after deducting placement agent’s fees and other estimated offering expenses payable by the Company. The Company currently intends to use the net proceeds from the offering, together with its existing cash, cash equivalents and marketable securities, to support the continued clinical development of its lead program paxalisib, a brain-penetrant dual PI3K/mTOR inhibitor currently in clinical trials for both brain cancer and advanced breast cancer, advancing the PD-L1 degrader program, and for general corporate purposes. The Company expects the net proceeds from the PIPE, combined with the existing cash and cash equivalents, will extend its cash runway into the second half of 2028.

The securities sold in this PIPE are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements. Pursuant to the securities purchase agreement, the Company has agreed to file a shelf registration statement with the U.S. Securities and Exchange Commission (SEC) within 30 days of the closing to register the resale of ADSs representing the ordinary shares and those underlying the pre-funded warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the securities described above under the resale registration statement will only be by means of a prospectus.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an innovative oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, a brain-penetrant pan-PI3K/mTOR inhibitor, which is being developed to treat multiple forms of brain cancer, including glioblastoma and brain metastases. A Phase 1b clinical trial is also underway evaluating paxalisib in combination with checkpoint inhibition and chemotherapy for patients with advanced triple-negative breast cancer. EVT801, a selective VEGFR3 inhibitor, is currently in a Phase 1 clinical trial for advanced solid tumors. Kazia is working to rapidly progress these assets through clinical development and toward commercialization.

Forward Looking Statements

This announcement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the completion of the PIPE, the satisfaction of customary closing conditions related thereto, the intended use of proceeds from the PIPE, the anticipated extension of the Company’s cash runway into the second half of 2028 following completion of the PIPE, and the Company’s future expectations, plans and prospects. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: related to market and other conditions, associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s most recent Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

For further information contact:

Alex Star

Managing Director

LifeSci Advisors LLC

Astarr@lifesciadvisors.com

Ph: +1 (201) 786-8795

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